KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

05012037

12 October, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SEC MAIL RECEIVED PROCESSING
OCT 21 2005
WASH., D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 12 October, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Franciska Janzon
Investor Relations Manager

FRANKLIN RESOURCES HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

The holdings of shares by the funds and separate accounts managed by the affiliated investment advisers of Franklin Resources, Inc. (trade reg. 13-2670991) in KCI Konecranes Plc, had on October 10, 2005 reached 9.74% of the voting rights and 0.69% of the share capital in KCI Konecranes Plc.

The funds within the Franklin Templeton Investments fund complex specified below are shareholders of KCI Konecranes Plc. In addition, affiliated investment advisers of Franklin Resources, Inc., under applicable investment management agreements, are granted voting authority with regard to the relevant account holders' shares in the Company. The holding is divided between the funds and accounts as follows:

Holdings by funds managed by affiliated advisers of Franklin Resources, Inc.	Number	% of shares and voting rights
Franklin Templeton Investments (Asia) Ltd.	14,225	0.10
Franklin Templeton Investment Mgmt., Ltd.	43,210	0.30
Templeton Investment Counsel, LLC	41,300	0.29
TOTAL	98,735	0.69

Holdings of voting rights by affiliated advisers of Franklin Resources, Inc. under investment management agreements (other than funds)	Number	% of voting rights
Franklin Templeton Investments (Asia) Ltd.	122,976	0.86
Templeton Investment Counsel, LLC	1,176,370	8.20
TOTAL	1,299,346	9.06

On 19 August, 2004 Franklin Resources holding amounted to 14.17 % of the voting rights and 3.33% of the share capital in KCI Konecranes Plc.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,699,460 and the total number of shares is 14,349,730.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 4,900 employees in 35 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media